R O T O B L O C K

October 29, 2007

Mr. David Burton
Staff Accountant
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

RE:          Rotoblock Corporation
Form 10-KSB for the fiscal year ended April 30, 2007
Filed July 31, 2007
File No. 0-51428

Dear Mr. Burton:

Following are responses to your comment letter, dated August 28, 2007, regarding the above-referenced Form 10-KSB filing. Our responses are keyed to correspond to your enumerated comments:

1.
An amendment to the Form 10-KSB is being filed concurrently herewith to include the audit report of the former auditors (page 49), which was also included in the Form 10-KSB annual report for the fiscal year ended April 30, 2006, filed on 7/31/06.

The former auditors resigned on November 9, 2006 and, therefore, did not provide any audit services for the period ended April 30, 2007.

The Basis of Presentation note has been updated to reflect that the financial statements have been prepared in accordance with US GAAP. Please see Note 2 on page 31.

2.	The Company will revise future filings to include the disclosures required by paragraph’s 64, 65 and 84 of SFAS 123(R).

3.
The license agreement with Obvio! was included as Ex. 99 to the Form 10-KSB for the fiscal year ended April 30, 2006 and is incorporated in the amendment filed concurrently herewith by reference to that filing. The Exhibit table on page 21 has been amended to reflect same.

A few other revisions have also been made to this amendment to reflect corrections to inadvertent errors in the original filing; please see marked revisions on pages 3, 5, 11 and 49.
A few other revisions havealso been made to this amendment to reflect corrections to inadvertent errors in the original filing; please see the marked &ltR&gt revisions on pages 8, 16, 51 and 56,

Thank you for your kind cooperation and assistance in the review of our annual report. Please advise if you have any further questions or comments.

Sincerely,

/s/ Matthias Heinze
By: Matthias Heinze
President and CEO

300 B Street, Santa Rosa, California 95401 Telephone: (707) 578-5220